BÖHLER UDDEHOLM

04024297

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
APR 14 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 07 2004
WASH. D.C. 181

SUPPL

Monday, March 29, 2004
Tel: +43/1/7986901-707, Fax: +43/1/7986901-713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our Press Release of the Full Year Results 2003 and a printed version of the Annual Report 2003.

BÖHLER-UDDEHOLM announces **the Full Year Results 2003** to the press and investors. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901 ext 708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler   Sabrina Kaiser

DLW 4/13

Enclosures:
cc: Antonio D'Amico, Esq.

82-[4089]

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm reports 2003 full year results:

- **Sales, earnings and dividend increased**
- **Outlook 2004 with cautious optimism**
- **Acquisition of Villares Metals strengthens Group**

Vienna, 29 March 2004 – With the exception of robust growth in Asia, the operating environment for Böhler-Uddeholm remained difficult throughout Europe and the USA during the 2003 Business Year. In Europe the expected upturn failed to materialize, and in the USA a growing number of companies relocated manufacturing business to the emerging markets of Asia and South America. At Böhler-Uddeholm, the acquisition of the 50% stake in Böhler Thyssen Schweisstechnik GmbH supported a 4% increase in total sales from 1,441.2 m€ to 1,499.8 m€.

A regional analysis of sales for the reporting year shows only marginal shifts over the prior year: the EU remained the most important market for the Böhler-Uddeholm Group with a 59% (58%) share of total sales, followed by the Americas with 15% (17%) and Asia with 13% (13%). The share of sales generated in other European countries totalled 8% (8%), in Australia 3% (3%) and in Africa 2% (1%).

An analysis of sales by segment shows the High Performance Metals Division as the largest core business in the Böhler-Uddeholm Group with 67.0% (72.6%). The decline in the contribution of this division from the prior year level is based on growth in the Welding Consumables Division, which nearly doubled its share of Group sales following the acquisition in 2003. The Welding Consumables Division now generates 17.1% (9.2%) of total sales and is the second-largest business area in the Group. The Precision Strip Division recorded 10.6% (11.5%) of total sales, while the share generated by the Special Forgings Division declined to 5.3% (6.7%) due to the unfavourable business climate.

In spite of the difficult operating environment Böhler-Uddeholm was able to increase order intake from 924.6 m€ by 15% to 1,066.8 m€ for the reporting year. This growth was supported by the acquisition of 50% in Böhler Thyssen Schweisstechnik GmbH and higher order intake in the High Performance Metals Division compared to the 2002 Business Year. As of 31 December 2003 order backlog in the production companies of the Böhler-Uddeholm Group totalled 249.8 m€ and remained almost unchanged to last year's level of 248.2 m€.

Earnings improved

The development of earnings during the reporting year was influenced by a number of factors. Above all, the noticeable strengthening of the Euro versus the US Dollar had a negative impact on the export-oriented Böhler-Uddeholm Group. In addition, sharp increases in the cost of energy, alloys and scrap depressed margins. Böhler-Uddeholm responded with price increases and also intensified cost reduction programs throughout the Group.

Earnings before interest and tax (EBIT) reached 113.4 m€ compared to 111.9 m€ in the prior year, which corresponds to an increase of 1%. The EBIT margin for the reporting year was 7.6% versus 7.8% in 2002.

Earnings before tax (EBT) rose to 91.8 m€ in the 2003 Business Year, for an increase of 12% over the prior year value of 82.1 m€. The tax rate for Böhler-Uddeholm remained unchanged compared to the previous year at 37%. Net income rose from 50.5 m€ to 56.0 m€, for an increase of 11%.

Earnings per share for the reporting period totalled 5.3 € (basic), versus 4.7 € in 2002. The Management Board will recommend that the Annual General Meeting on 3 May 2004 approve an unchanged base dividend of 2.0 € per share and a higher bonus dividend of 0.50 € (0.30 €) per share. The total dividend of 2.50 € per share represents a payout ratio of 47% and corresponds to a yield of 4.7% based on the closing share price for 2003.

Capital expenditure in the Böhler-Uddeholm Group rose from 95.1 m€ by 3% to 98.1 m€ for the reporting year. This increase was brought about primarily by the acquisition of the 50% stake in Böhler Thyssen Schweisstechnik GmbH, and resulting higher level of investment in the Welding Consumables Division.

The Böhler-Uddeholm workforce rose from 9,296 by 8% to 10,053 during the 2003 Business Year. This increase was related to the acquisition in the Welding Consumables Division. The number of employees was expanded in some sales companies in Asia, but reduced in several production companies during the reporting year.

Outlook

The management of Böhler-Uddeholm AG views the 2004 Business Year with cautious optimism. A genuine upswing is not expected for the coming year, but recovery should take hold on a number of European markets. The acquisition of the Brazilian Villares Metals S.A. will substantially strengthen the Group's market positions in the key tool steel and high-speed steel segments. This should also lead to an increase in sales and earnings for the Böhler-Uddeholm Group compared to the 2003 Business Year.

In the aircraft industry, no major improvement is expected during 2004. Uncertainty also characterizes forecasts for further development of the US market. Decisive structural shifts in the manufacturing sector, a key market for Böhler-Uddeholm, raises doubts whether this sector will participate in the general recovery of the US economy that is expected for 2004.

A further critical factor for Böhler-Uddeholm is the development of the US Dollar versus the Euro. The US Dollar is not expected to strengthen in 2004, but rather a renewed downturn is feared. The development of prices for energy, scrap and alloys will also have an important influence on Group earnings. Böhler-Uddeholm assumes that these prices will remain unchanged at a high level.

"In order to counteract these negative trends, we will strive to increase selling prices in 2004", said Claus J. Raidl, CEO of Böhler-Uddeholm AG. Further cost reduction and rationalization will also serve to protect the high earning power of the Group in the current business year. The solid market positions of core products and increasing depth of the value added chain will give Böhler-Uddeholm a major advantage over the competition.

For further information: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Tel.: (#43-1)798 69 01/707

The **Annual Report 2003** is also available on our website www.bohler-uddeholm.com under „News & Services"

Key Figures

in m€	2002	**2003**	Veränderung
Sales	1,441.2	1,499.8	4%
EBITDA	198.8	191.3	(4%)
EBIT	111.9	113.4	1%
EBT	82.1	91.8	12%
Net income	50.5	56.0	11%
Dividend per share in €	2.30	2.50	9%
Order intake	924.6	1,066.8	15%
Order backlog	248.2	249.8	1%
Employees	9,296	10,053	8%